Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation or offer to acquire, purchase or subscribe for any securities in Hong Kong or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong or elsewhere.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT AND

OVERSEAS REGULATORY ANNOUNCEMENT

PROPOSED AT-THE-MARKET OFFERING PROGRAM PURSUANT TO A REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND APPLICATION FOR WAIVERS FROM THE LISTING RULES

This announcement is made voluntarily by Ascentage Pharma Group International (the “Company”, together with its subsidiaries, the “Group”) to keep the shareholders of the Company (“Shareholders”) and potential investors informed of the latest developments of the Group, and is also made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) (the “SFO”).

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that, on July 20, 2026 (U.S. Eastern time), the Company, which qualifies as a “well-known seasoned issuer”, submitted with the U.S. Securities and Exchange Commission (the “SEC”) for filing an automatic shelf registration statement on Form F-3 (Registration No. 333-297559) (the “Registration Statement”). The Registration Statement contains two prospectuses: (i) a base prospectus which covers the offering, issuance and sale by the Company of American depositary shares (“ADSs”), each representing four ordinary shares of the Company, par value US$0.0001 each (the “Ordinary Shares”), from time to time in one or more offerings; and (ii) a sales agreement prospectus (the “ATM Prospectus”) covering an at-the-market offering of up to $200 million of the Company’s ADSs (the “Proposed ATM Program”) as described below.

Sales of ADSs under the Proposed ATM Program, if any, would be conducted in the United States only and will not constitute a public offering in Hong Kong. No application for the securities offered under the Proposed ATM Program will be accepted in Hong Kong and the Company will not issue any prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) or application form in respect of the Proposed ATM Program in Hong Kong.

Any sales of ADSs under the Proposed ATM Program, if and when conducted, will be subject to certain conditions and restrictions as described below.

No sales of ADSs will be made under the Proposed ATM Program:

(i) during the period commencing on July 17, 2026 and ending immediately prior to the filing with, or furnishing to, the SEC of a Form 6-K containing the Company’s financial results for the six months ended June 30, 2026,

(ii) during any period in which the Company is, or could be deemed to be, in possession of material non-public information;

(iii) at any time when the Company has imposed a trading blackout; or

(iv) prior to the Stock Exchange granting the Listing Rules Waivers (as described below).

Features of the Proposed ATM Program

The Proposed ATM Program is an at-the-market equity offering program as defined in Rule 415(a)(4) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), that will be conducted on Nasdaq through the Sales Agents, acting as the Company’s agents, including through ordinary brokers’ transactions on or through Nasdaq or any other market on which the ADSs may be traded, in the over-the-counter market, in negotiated transactions, or through a combination of such methods.

In the Proposed ATM Program, ADSs may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. During potential execution periods of the Proposed ATM Program, if any, the Company will designate a certain dollar amount of ADSs to be sold under condition of minimum price per ADS at which such ADSs may be sold. The Sales Agents will use their commercially reasonable efforts, consistent with their normal sales and trading practices, to sell ADSs designated by the Company. The Company may instruct a Sales Agent not to sell any ADSs if such sales cannot be effected at or above the price designated by the Company. The volume of ADSs to be issued under the Proposed ATM Program will be determined by the Company from time to time based on prevailing market conditions and trading volumes.

There will be no marketing or bookbuilding process for the Proposed ATM Program. Price discovery in the Proposed ATM Program is through the automatic matching of buy and sell orders in the open market or via reverse inquiry bid on Nasdaq by the trading system of the said stock exchange.

The Proposed ATM Program is subject to certain customary conditions precedent set out in the Sales Agreement (as defined below), including (in summarised terms) the Registration Statement having been filed with the SEC; there being no material adverse change affecting the business, operations or financials of the Group or the ability of the Company to perform its obligations in connection with the Proposed ATM Program; the ADSs to be sold at each settlement date shall have been listed on Nasdaq; and the grant by the Stock Exchange of the listing of, and permission to deal in, the Ordinary Shares underlying the ADSs to be sold under the Proposed ATM Program having been effective and not been subsequently withdrawn.

The Company will suspend the Proposed ATM Program (i) during the blackout periods within the meaning under Rule A3 of Appendix C3 (Model Code for Securities Transactions by Directors of Listed Issuers) of the Listing Rules or (ii) when the Company is in possession of any undisclosed inside information.

THE PROPOSED ATM PROGRAM

In connection with the Proposed ATM Program, the Company has entered into a sales agreement dated July 17, 2026 (the “Sales Agreement”) with Citigroup Global Markets Inc. (“Citigroup”), Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”) and BTIG, LLC (“BTIG”, together with Citigroup and Deutsche Bank, the “Sales Agents”), pursuant to which the Company may offer and sell ADSs having an aggregate offering price of up to US$200,000,000 (the “Maximum Amount”) from time to time through the Sales Agents. The Sales Agents may act as agents on the Company’s behalf or purchase ADSs as principal.

Sales of ADSs, if any, under the Sales Agreement will be effected by any method that is deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), including ordinary brokers’ transactions on or through Nasdaq or any other market on which the ADSs may be traded, in the over-the-counter market, in negotiated transactions, or through a combination of such methods. ADSs may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Sales Agents will use their commercially reasonable efforts, consistent with their normal sales and trading practices, to sell ADSs designated by the Company from time to time on the terms and subject to the conditions set out in the Sales Agreement.

Pricing Mechanism

Under the Proposed ATM Program, ADSs may be sold through two execution strategies: (i) dribble-out trades, where ADSs are sold incrementally into the open market at prevailing market prices through ordinary broker’s transactions on Nasdaq; and (ii) agency block transactions, where institutional investors may approach a Sales Agent with a reverse inquiry bid to purchase a block of ADSs, and the Sales Agent will negotiate the size and price of the block on behalf of the Company. For agency block transactions, the negotiated price will be at or related to prevailing market prices.

No Sales During Blackout Periods

For the avoidance of doubt, the Company will not effect, and will not permit any Sales Agent to effect, any sales of ADSs under the Sales Agreement (i) at any time during which a trading blackout period imposed by the Company is in effect, or (ii) during any period in which the Company is, or could be deemed to be, in possession of material non-public information. This restriction applies at all times during the term of the Sales Agreement, and sales under the Proposed ATM Program will resume only after the applicable blackout period has ended or, as the case may be, the material non-public information has ceased to be non-public.

Settlement of sales of ADSs under the Sales Agreement will generally occur on the first trading day following the date on which such sales are made, through the facilities of The Depository Trust Company or by such other means as the Company and the relevant Sales Agent may agree, and there is no arrangement for funds to be received in escrow, trust or other similar arrangement. In connection with such sales, the Sales Agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the Company has agreed to provide indemnification and contribution to the Sales Agents in respect of certain liabilities, including civil liabilities under the Securities Act.

The Company will report at least quarterly the number of ADSs sold through the Sales Agents under the Sales Agreement, the net proceeds to the Company (before expenses), and the aggregate compensation paid by the Company to the Sales Agents in connection with such sales.

The Company’s ADSs are listed on Nasdaq under the symbol “AAPG”, with each ADS representing four Ordinary Shares, and JPMorgan Chase Bank, N.A. acts as depositary for the ADSs. The Company’s Ordinary Shares remain listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) under stock code 6855.

General Mandate

Any ADSs and Ordinary Shares issued and allotted pursuant to the Proposed ATM Program will be issued and allotted pursuant to the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 20, 2026 to allot, issue and deal with up to 74,666,950 Ordinary Shares (the “General Mandate”). As at the date of this announcement, no Ordinary Shares have been issued under the General Mandate. As an estimate, based on the maximum offering amount of US$200,000,000, the Company expects that the Ordinary Shares underlying the ADSs issued pursuant to the Proposed ATM Program will not exceed 20% of the total number of issued Ordinary Shares (excluding Treasury Shares, if any) as at the date of the annual general meeting. The allotment and issue of the relevant Ordinary Shares is not subject to additional approval of the Company’s shareholders.

Use of Proceeds

The Company currently intends to use the net proceeds from the Proposed ATM Program to fund the commercialization of Olverembatinib and Lisaftoclax, the ongoing clinical trials for its drug candidates, working capital and general corporate purposes. The Company may also use a portion of the net proceeds to invest in or acquire businesses or technologies that it believes to be complementary to its own, although it has no current plans, commitments or agreements with respect to any such acquisitions as at the date of this announcement. Pending such uses, the Company intends to invest the net proceeds in investment-grade, interest-bearing securities. The Company will retain broad discretion over the use of the net proceeds.

PRC Filing Requirements

Pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) promulgated by the China Securities Regulatory Commission (the “CSRC”), any offering of ADSs under the ATM Prospectus is expected to constitute an indirect overseas offering and listing by the Company and will be subject to the filing requirements of the CSRC. The Company will be required to submit a filing to the CSRC within three business days after completion of any offering of ADSs under the ATM Prospectus.

APPLICATION FOR WAIVERS FROM THE LISTING RULES

Sales of ADSs under the ATM Prospectus are subject to the Stock Exchange granting waivers from strict compliance with certain requirements of the Listing Rules (the “Listing Rules Waivers”). The Company has applied to the Stock Exchange for the following Listing Rules Waivers:

(a)	a waiver from strict compliance with Note 1 to Rule 13.36(2)(b) and Chapter 14A of the Listing Rules in respect of “dribble-out” trades under the Proposed ATM Program. This waiver is sought because, under the dribble-out strategy, sales are conducted through anonymous, electronically matched broker transactions on Nasdaq, and neither the Company nor the Sales Agents are able to identify or exclude connected persons from purchasing ADSs in the open market. Requiring the Company to comply strictly with Chapter 14A and Note 1 to Rule 13.36(2)(b) of the Listing Rules in respect of such anonymous open market transactions would be unduly burdensome and impractical, and would not achieve the regulatory purpose for which these rules were made; and

(b)	a waiver from strict compliance with Rules 13.28(2) to 13.28(5) of the Listing Rules, both at the time of filing the Registration Statement and in respect of dribble-out trades under the Proposed ATM Program. This waiver is sought because the fundamental nature of an at-the-market offering program is that securities are sold incrementally over time at prevailing market prices, and the precise terms of each sale (including the number of ADSs, the price and the aggregate proceeds) are inherently not determinable until the relevant sale is actually effected. Requiring the Company to provide such information at the time of filing the Registration Statement would not be achievable. The Company will publish a separate announcement pursuant to Rule 13.28 of the Listing Rules in respect of each agency block transaction and will disclose the information required under Rules 13.28(2) to 13.28(5) in next-day disclosure returns in respect of dribble-out trades.

No sales of ADSs will be made under the ATM Prospectus unless and until the Listing Rules Waivers have been granted by the Stock Exchange. As at the date of this announcement, the application for the Listing Rules Waivers remains pending and there is no assurance as to whether or when the Listing Rules Waivers will be granted, or as to the terms on which they may be granted. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

The Company will make further announcement(s) in relation to the Proposed ATM Program and the Listing Rules Waivers as and when appropriate in compliance with the requirements under the Listing Rules to keep the Shareholders and potential investors of the Company informed.

REASONS FOR THE PROPOSED ATM PROGRAM

The Board has determined that an at-the-market offering program in the United States is the most suitable financing method for the Company at this time for the following reasons:

(a) Flexibility and control: Unlike a traditional underwritten public offering, an ATM program allows the Company to sell ADSs incrementally over time at prevailing market prices, providing the Company with flexibility to raise capital when market conditions are favorable and to control the timing and volume of sales. The Company is not obligated to sell any minimum amount of ADSs and may suspend or terminate sales at any time.

(b) Minimal market impact: Because ADSs are sold in defined amounts over a specified period of time through ordinary market transactions, an ATM program is designed to have minimal impact on daily trading price of the ADSs.

(c) Cost efficiency: An ATM program does not require underwriting, roadshows, or extensive marketing activities that are typically associated with traditional equity offerings, resulting in lower transaction costs for the Company.

(d) Preservation of general mandate: The Proposed ATM Program will utilize the General Mandate granted by Shareholders at the annual general meeting, and the Company is not required to seek additional shareholder approval for the issuance of Ordinary Shares underlying the ADSs sold pursuant to the Proposed ATM Program.

The maximum gross proceeds that can be raised, if any, from the Proposed ATM Program is US$200,000,000. As it is not mandatory for the Company to reach the said maximum gross proceeds under the Proposed ATM Program, the precise gross and net proceeds is not determinable as at the date of this announcement. The Company will disclose the total gross and net proceeds received and an update on the use of net proceeds from the Proposed ATM Program in its annual report, interim report and quarterly reports.

The Company intends to use the net proceeds from the Proposed ATM Program for (i) research and development activities, (ii) commercialization infrastructure build-up in the United States for the coming commercial launch of its drug candidates, and (iii) working capital needs and general corporate purposes. Besides, the Company intends to improve trading liquidity of the ADSs on the U.S. market.

To the extent that the net proceeds of the Proposed ATM Program are not immediately required for the above purposes, the Company may hold such funds in bank deposits at authorized financial institutions and/or licensed banks.

The foregoing represents the Company’s current intentions to use and allocate the net proceeds of the Proposed ATM Program based upon its present plans and business conditions. The management of the Company, however, will have significant flexibility and discretion to apply the net proceeds of the Proposed ATM Program. If an unforeseen event occurs or business conditions change, the Company may use the proceeds of the Proposed ATM Program differently than as described herein.

SAFE HARBOUR STATEMENT

This announcement shall not constitute an offer to sell, or the solicitation of an offer to subscribe or buy, any shares or securities, nor are they part of an offer or invitation to subscribe for any shares or securities, nor do they form or are intended to form the basis of any commitment or investment decision.

Statements about the Company’s future expectations and all other statements in this announcement other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby.

The information set out in this announcement contains information relating to the Company that is based on the beliefs of the Company and/or its management, as well as assumptions made by any information currently available to the Company or its management. When used in this announcement, the words “anticipate”, “estimate”, “expect”, “intend”, “plans”, “projects”, and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or projected. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein. Factors that could cause results to differ include, but are not limited to, successful performance of internal plans, the impact of competitive services and pricing and general economic risks and uncertainties.

Information from third party sources identified in this announcement are based on published reports for such information and we have assumed the accuracy of such reports without independent investigation or inquiry.

This announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe or purchase any shares or securities of the Company, including but not limited to its ADSs.

Information made available on the Company’s website is not a part of any disclosure made or to be made by the Company with respect to any offer to sell or solicitation of an offer to purchase any securities of the Company and are not part of any filings by the Company with the SEC.

WARNING

As the Proposed ATM Program and the related Listing Rules Waivers may or may not be completed or granted, respectively, and the Registration Statement has not yet become, and may not become, effective, shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board

Ascentage Pharma Group International

Dr. Yang Dajun

Chairman and Executive Director

Suzhou, People’s Republic of China, July 19, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1. Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2. Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company